Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154311

PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED APRIL 3, 2009

The attached Current Report on Form 8-K, dated July 14, 2010, was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated April 3, 2009.

The date of this Prospectus Supplement is July 19, 2010.

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): July 14, 2010 (July 12, 2010)

SouthPeak Interactive Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51869	20-3290391
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2900 Polo Parkway
Midlothian, Virginia 23113

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (804) 378-5100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.              Entry into a Material Definitive Agreement

On July 12, 2010, SouthPeak Interactive, L.L.C. (the “LLC”),  a wholly owned subsidiary of SouthPeak Interactive Corporation (the “Company” or “we”), entered into a Factoring Agreement with Rosenthal & Rosenthal, Inc. (“R&R”), (the “Factoring Agreement”).  Under the Factoring Agreement, we have agreed to sell receivables arising from our sales of the LLC’s Inventory to R&R.  In connection with the entry into the Factoring Agreement, each of the Company, its subsidiaries, Gone Off Deep LLC (“Gone Off Deep”), SouthPeak Interactive Ltd (“Limited”), and Vid Sub, LLC (“Vid Sub”), and our chairman, Terry Phillips, have executed guarantees in favor of R&R.  In addition, the Company, Gone Off Deep and Vid Sub each granted to R&R a security interest against all their respective assets.  Prior to the Factoring Agreement, there was no material relationship between the LLC, the Company or its affiliates on the one hand, and R&R on the other.

Under the terms of the Factoring Agreement, we are selling all of our receivables to R&R.  For the receivables that R&R approves, R&R will assume the risk of collection for which we have agreed to pay R&R a commission of .60% of the amount payable under all of our invoices to most of our customers against a minimum commission of $30,000 multiplied by the number of months in a contract period, with the first period being 12 months and the second 7 months.  All payments received by R&R are payable to us after amounts due to R&R are satisfied.  Under the Factoring Agreement, we have the right to borrow against payments due us at the rate of 65% of credit approved receivables.  The borrowing rate against non-credit approved receivables is subject to negotiation. The interest rate on borrowings is equal to the greater of prime plus 1.5% per annum or 6.5% per annum.  A $10,000,000 loan cap applies against our borrowings, which cap is subject to an increase of up to $3,000,000 if our stockholders’ equity increases.  The initial term of the Factoring Agreement ends on February 28, 2012.

The description of the Factoring Agreement and the terms thereof are qualified in their entirety to the full text of such agreement, which is filed as an exhibit hereto.

On July 14, 2010, the Company issued a press release regarding the above referenced transaction. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 1.02.              Termination of a Material Definitive Agreement

As of July 12, 2010, we repaid in full the entire outstanding balance under that Loan Agreement with SunTrust Banks, Inc. (“SunTrust”), dated December 16, 2005, among the Company, the LLC, and Limited (collectively, the “Borrowers”), as amended (the “Loan Agreement”), and related agreements, including but not limited to the  Revolving Note and Security Agreement, each dated December 16, 2005, and the Addenda to Loan Agreement (collectively, the “Loan Documents”).  As a result of such repayment, (i) each of the Loan Documents have automatically terminated, (ii) the Bank’s lien or security interest in the Borrowers’ assets has been terminated, and (iii) all obligations of the Borrowers under the Loan Documents have been satisfied in full.

Pursuant to the Loan Documents, the Company had a $7.5 million revolving line of credit facility with SunTrust that matured on December 31, 2009, was extended on a month-to-month basis, and was subsequently renewed and extended pursuant to the Seventh Addendum to Loan Agreement, dated as of February 11, 2010 (the “Seventh Amendment”).  Pursuant to the Seventh Amendment, the revolving line of credit facility was increased to $8.0 million, with a new maturity date of November 30, 2010.  The revolving credit line was collateralized by gross accounts receivable, personal guarantees, and a pledge of personal securities and assets by two Company shareholders, one of whom is the Company’s chairman, and certain other affiliates.  The agreements and terms referenced in this Item 1.02 are qualified in their entirety to the full text of the agreements previously filed as exhibits to the Company’s filings with the SEC.

On July 14, 2010, the Company issued a press release regarding the above referenced transaction. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.                                          Financial Statements and Exhibits.

(d)	Exhibits

10.1	Factoring Agreement by and between Rosenthal & Rosenthal, Inc. and SouthPeak Interactive, L.L.C., dated as of July 7, 2010.
99.1	Press Release by SouthPeak Interactive Corporation, dated July 14, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 14, 2010

SouthPeak Interactive Corporation

By:	/s/ Melanie Mroz
Melanie Mroz, Chief Executive Officer

Exhibit Index

10.1	Factoring Agreement by and between Rosenthal & Rosenthal, Inc. and SouthPeak Interactive, L.L.C., dated as of July 7, 2010.
99.1	Press Release by SouthPeak Interactive Corporation, dated July 14, 2010

FACTORING AGREEMENT
ROSENTHAL & ROSENTHAL, INC.
1370 Broadway
New York NY 10018

New York, NY, July 7, 2010
SOUTHPEAK INTERACTIVE, L.L.C.
2900 Polo Parkway
Midlothian, VA 23113

The following is the Agreement under which we are to act as your sole factor.  Capitalized terms shall have the meanings set forth in Section 14 hereof:

1.	Sales and Assignment:

You hereby sell and assign to us, making us absolute owner thereof, all of your Receivables, and we shall have the right to collect and otherwise deal therewith as the sole and exclusive owner thereof. Upon each sale of your Inventory or rendition by you of services, you shall execute and deliver to us such further and confirmatory assignments of your Receivables as we require, in form and manner satisfactory to us, together with copies of invoices or such equivalent electronic document as we may designate for such use, and all shipping or delivery receipts and such other proof of sale and delivery or performance as we, from time to time, may require.  All invoices (and other statements to Customers) evidencing Receivables shall clearly state, in a manner satisfactory to us, that each Receivable has been sold and assigned to and is payable only to us.

2.	Credit and Approval:

You will submit to us for our credit approval the principal terms of each and every Order.  We may, in our sole discretion, approve all or a portion of an Order, by issuing a Credit Approval, withdraw any Credit Approval, withdraw or adjust any Credit Line, or suspend any Availability under a Credit Line, at any time before you deliver the Inventory or render the services.  In addition, we may from time to time establish a Credit Line or Credit Lines pursuant to which you may ship to Customers. No Credit Approval, including approval based upon shipment against Availability under a Credit Line shall be effective unless (i) the Inventory is shipped or the services rendered, within the time specified therein, or if no time is specified, within thirty (30) days after the date our Credit Approval is issued or if the Credit Approval specifies an outside date for delivery or shipment, by such delivery or shipment date; (ii) the Customer has accepted delivery of the Inventory or performance of the services; and (iii) a confirmatory assignment of the Receivables(s) which arise as a result of the Order which is the subject of the Credit Approval has been delivered to us, within ten (10) days of the delivery of the goods or the performance of the service.  Upon the effectiveness of a Credit Approval, we shall be deemed to have accepted the Credit Risk to the extent of the dollar amount specified in the Credit Approval and the Receivable which is the subject thereof shall, to the extent of the amount specified in the Credit approval, be a Credit Approved Receivable.  In no event, however, shall we have any Credit Risk on any Receivable for freight, samples, or sales not made in the ordinary course of your business.  We may, in our sole discretion, withdraw any Credit Approval, or withdraw or adjust any Credit Line, at any time before you deliver the Inventory or render the services.

3.	Client Risk Receivables:

All CR Receivables are with full recourse to you and at your credit risk, but are otherwise subject to the covenants, terms and conditions provided herein with respect to Credit Approved Receivables.  We shall have the right to charge back to your account the amount of CR Receivables at any time either before or after their maturity and you agree to pay us upon demand the amount thereof to the extent it was previously the basis for any advances made by us to you, together with all expenses including collection charges and attorneys’ fees incurred by us in attempting to collect or enforce any such payment.  In addition, if we, at your request, and in our discretion, file a proof of claim in any insolvency proceeding with respect to a CR Receivable and/or forward a CR Receivable to an attorney or agency for collection, we shall charge your account with (i) the fees and expenses of such attorney or collection agency and (ii) a service charge equal to $100 plus 5% of any amount collected on the CR Receivable.

4.	Returned Merchandise/Claims, Disputes and Chargebacks:

In the event of any material breach of any of the representations or warranties contained herein with respect to a Receivable, or the assertion, with respect to a Receivable, of a Dispute, or the payment of all or part of a Receivable by the Customer obligated thereon, to a Person other than us, and any such Receivable (whether or not a Credit Approved Receivable) shall thereupon become a CR Receivable.  You shall notify us immediately of any Dispute, including, a Customer’s return of or desire to return any Inventory purchased from you.  We may, but are not obligated, to settle, compromise, adjust or litigate any Dispute, including, a return of the related Inventory upon such terms as we deem advisable.  We may, at our option, charge back to you all amounts owing on CR Receivables which are not paid when due.  We shall have the right to charge back to you the amount of any payment which we receive with respect to a CR Receivable, if we are subsequently required to disgorge such payment for any reason, including, such payment being deemed a preferential transfer.  A chargeback shall not constitute a resale or reassignment to you of the Receivable which is the subject thereof.  You agree to indemnify and save us harmless from and against any and all loss, liability, claim, cost and expense of any kind, caused by or arising from any Disputes with or claims of your Customers or any Person or representative thereof, asserting an interest in Receivables or payments thereon, including:  (i) any disputes or claims with respect to terms, price, quality or otherwise with respect to Receivables; (ii) any claim for a return of any payments with respect to Receivables (including alleged preferential transfers with respect to payments on Receivables that were not Credit Approved Receivables at the time the payment was received); (iii) any claims by any governmental authorities (federal, state, municipal or otherwise) for the turnover or payment to such governmental authority of all or any portion of any payment received from a Customer which we paid to you and (iv) all collection expenses and attorney’s (whether in-house or outside) fees incurred with respect to any of the foregoing.  Your liability under this paragraph, and that of any Person liable for the Obligations, shall constitute Obligations but shall nonetheless be independent hereof and continue notwithstanding any termination hereof.

5.	Representations, Warranties and Covenants:

You represent, warrant and covenant that:

5.1. you are fully authorized to enter into this Agreement and perform hereunder and you will continue to be so authorized for the duration of this Agreement.

5.2. you are solvent.

5.3. the Receivables are, and shall be, at the time of their creation, bona fide, existing and enforceable obligations of Customers arising out of sales made or services rendered by you, free and clear of all security interests, liens, claims and Disputes whatsoever other than Permitted Liens and in the event that any such Receivables arise from the sale of good, such goods meet all standards imposed by any governmental agency or authority.

5.4. the Inventory is not subject to any security interest, lien or encumbrance whatsoever, other than Permitted Liens, and you covenant that (i) you shall not permit the Inventory to become so encumbered without our prior written consent; and (ii) the Inventory meets all standards imposed by any governmental agency or authority.

5.5. with respect to each Receivable as it arises: (i) you will have delivered the Inventory or rendered the services pursuant to the Order; (ii) the Customer will accept the Inventory and/or services without any offset or counterclaim; (iii) no known Dispute will exist in any respect; (iv) you will have preserved, and will continue to preserve, any liens and any other rights available to us by virtue of this Agreement; and (v) the Customer will not be your Affiliate.

5.6. you will within ten days of our request therefor, provide us with copies of invoices and shipping or delivery receipts or such equivalent electronic documents as we may designate or other proof of sale and delivery or performance as we may from time to time require.

5.7. you will not, without providing us with thirty (30) days prior written notice thereof, change your name, your state of organization or your principal place of business and you are not aware, and will upon your becoming aware, notify us promptly, of any Person organizing under your name in another state.

5.8. (i) you will keep all Inventory at any time owned by you insured under insurance policies naming us as loss payee and otherwise acceptable to us as to form, issuer, amount and risks covered; (ii) you shall make no disposition of the any Inventory except for sales to Customers in the ordinary course of business; (iii) until sale to a Customer, all Inventory shall be kept only at your premises set forth above or at Ditan Distribution 909 Whitaker Road, Plainfield, NJ 46168-7433, or at such other locations as we may approve in writing (it being understood that any Ditan facility shall be acceptable to us provided you give us reasonable prior notice thereof); and (iv) you shall from time to time provide to us reports as to the Inventory owned by you, with such detail and frequency as we shall require.

5.9. you do not transact business under any trade names or tradestyles except as set forth on an Exhibit annexed hereto and with respect to any such tradename or tradestyles you have (i) caused the same to be registered in accordance with the laws applicable to the use of such tradenames or tradestyles and have not in any way assigned or encumbered your interest in such tradenames or tradestyles; or (ii) obtained a license to use such tradenames or tradestyles from the owner thereof with respect to the goods or services sold by you under such tradenames or tradestyles, and in the markets in which such goods or services are sold by you; and you are not aware, and will upon your becoming aware, promptly notify us, of any other Person using your name or any of your tradenames or tradestyles in any similar line of business.

5.10. you are, and at all times during the term of this Agreement, shall be, duly organized, existing and in good standing under the laws of the state of your organization; and you are, and at all times during the term of this Agreement, shall be, duly qualified, existing and in good standing in every state in which the nature of your business requires you to be so qualified.

5.11. to the extent that any advances requested by you under this Agreement shall be used for paying wages of your employees, you shall withhold and pay over to the applicable tax authorities any amounts thereof as it shall be so required by applicable law.

6.	Commissions and charges:

6.1. For our services hereunder, we shall receive a factoring commission (hereinafter referred to as the “Base Commission”) of (i) 0.60% of the gross invoice amount of each Receivable assigned to us; plus (ii) on those Receivables due from a Customer (or any Affiliates or subsidiaries of such Customer) listed on the Special Accounts Schedule submitted herewith and/or from time to time hereafter, such percentage of the gross invoice amount thereof as equals the surcharge set forth on the Special Accounts Schedule, to the extent of the amount credit approved.  All commissions shall be due and payable and chargeable to your account with us at the date a Receivable arises.

6.2. Our charge specified in Section 6.1 hereof is based upon maximum selling terms of 90 days for any Receivables due from Wal-Mart Stores, Inc., and 60 days for any Receivables due from any other Customer, and no more extended terms or additional dating shall be granted by you to any Customer without our prior written approval.  If such approval is given by us, then for each additional thirty (30) days or part thereof of such extended terms or additional dating, our charge with respect to the Receivables covered thereby shall be increased by an amount equal to the greater of (x) one quarter of one percent (1/4 of 1%) of the invoice amount of such Receivable; or (y) twenty-five percent (25%) of the charge specified in Section 6.1 hereof.  In addition, we shall charge you a fee of $5.00 for each instance in which you change the terms of sale of any Receivable after you have submitted to us a confirmatory assignment schedule listing such Receivable.

6.3. The minimum aggregate Base Commission payable under this Agreement shall be (i) $360,000 for the consecutive period from the Effective Date through July 31, 2011, (ii) $210,000 for the consecutive 7 month period thereafter, and (iii) $360,000 for each Contract Period thereafter, which shall be fully earned by us at the beginning of each such period, and which to the extent of any deficiency (after giving effect to the commissions paid under Section 6.1), shall be chargeable to your account with us on a monthly basis (i.e., such minimum commissions shall be charged to your account, if at all, each month in an amount equal to the difference between (x) the product of (A) $30,000 and (B) the number of months elapsed within the relevant period specified in the foregoing clauses (i), (ii) and (iii) above, and (y) the cumulative period to date commissions paid under Section 6.1 during such period).

6.4. You shall pay to us a closing fee payable on the Effective Date in the amount of $50,000 due at the closing of this Agreement.

7.	Purchase Price; Interest Rate, Advances and Reserves:

7.1. The purchase price for each Receivable shall be the invoice amount of the Receivable, less (i) returns (whenever made); (ii) selling discounts, credits or deductions of any kind allowed, granted to or taken by the Customer at any time; and (iii) our commission provided for in Section 6 hereof.  No discount, credit or allowance with respect to any Receivable shall be granted by you, other than (provided no Default shall have occurred and be continuing) in the ordinary course of business for discounts and allowances for slow moving inventory, and no return of Inventory shall be accepted by you without our prior written consent.  A discount, credit or allowance may be claimed only by the Customer.  All amounts collected against the purchase price shall be credited to your account on the Payment Date.

7.2. In our sole discretion, in accordance with the terms of this Agreement, we will, from time to time at your request, advance to you, sums up to the lesser of (a) 65% of the aggregate Net Amount of Eligible Receivables outstanding at the time any such advance is made less the Reserves, if any (the “Receivable Availability”); and (b) $10,000,000 (the “Loan Cap”). In our sole discretion the Loan Cap may be increased by an amount equal to the lesser of (i) an amount equal to the ratio of two times any increase in your equity above the shareholders’ equity reflected on your Financial Statement for the Fiscal Quarter ended March 31, 2010 (in the determination of which, any of your debt subordinated to us on terms satisfactory to us, shall be deemed stockholders equity as opposed to a liability; or (ii) $3,000,000.

7.3.  You will pay to us interest on the daily balance of all monies, paid or otherwise advanced to you or for your account net of all payments received from you or on your behalf.  Interest upon the daily net balance of any monies remitted, paid or otherwise advanced to or for your account before the Payment Date (or interest applicable on the charges and expenses hereinabove or hereinafter referred to) will be charged to you at a rate per annum equal to the Interest Rate.  Interest will be charged to your account monthly in arrears.  We may, in our sole discretion, and shall, upon your request, remit to you, at any time, any amount standing to your credit on our books.  Interest, as calculated above, will also be charged to you on all other Obligations, except those specifying a different rate, from the date incurred through the date paid. That portion of advances made by us to you which is in excess of the Receivable Availability shall bear interest at the Overadvance Rate.  Upon the occurrence of a Default, and for so long as such Default continues, the Obligations shall, at our option, bear interest at the Default Rate.  Interest shall be calculated on the basis of a three-hundred-sixty (360) day year for the actual number of days elapsed.  In no event shall any applicable interest rate under this Agreement exceed the maximum rate permitted by applicable law and in the event excess interest is paid, it shall be considered a repayment of principal.

7.4. Where the cause of non-payment of a Credit Approved Receivable which has become more than 120 days past due, is solely the Customer’s financial inability to pay, then the Receivable, to the extent of the then effective Credit Approval, shall be deemed to be collected if it is not otherwise subject to chargeback to you under this Agreement

8.	Statement Of Account and Expenses:

8.1. You shall pay to us any Obligations upon demand. You hereby irrevocably authorize and direct us to charge at any time to your account any Obligations owing to any of our Affiliates by charging your account.

8.2. We will render a statement of account monthly to you, and such statement shall be binding upon you, except for specific matters which you contest and of which we are notified in writing to the contrary, within thirty (30) days after the date of such statement.

8.3. You shall pay all reasonable expenses (including attorneys, both in-house and outside, fees) incurred by us in connection with the preparation and execution of this Agreement and any other documents or agreements in connection with or related to this Agreement, and the relationship established in connection herewith and/or the transactions contemplated hereby, including, expenses incurred in connection with the filing of financing statements under the UCC and the making of record searches.  We may also charge to your account any fees, costs or other expenses we incur to eliminate or cure any lack of capacity that we may now or hereafter have to maintain an action in the courts of any state to enforce payment or Receivables due from Customers located in such state by reason of your acts or omissions, including your failure to qualify as a foreign entity in such state or any other failure on your part to observe the laws of such state that are applicable to you or your assets. You shall also pay to us such fees as we may charge from time to time for, among other things, wire transfers, agings and special reports.  In connection with our examinations of your books, records and operations you shall pay all of our out-of-pocket expenses plus for each examiner the Standard Examiner’s Rate in effect at the time of any such examination, provided that, as long as no Default shall have occurred and be continuing we shall not conduct more than two such examinations in any calendar year and you shall not be required to pay any amounts therefor in excess of $7,500 per calendar year.  In connection with our administration of this Agreement, our liquidation of any Collateral, settlement of any Dispute, or enforcement of any Obligation, or our protecting, preserving and enforcing our security  interests and rights hereunder, whether through judicial proceedings or otherwise, or in defending or prosecuting any actions or proceedings arising out of or relating to our transactions with you, including actions or proceedings that may involve any Person asserting a priority or claim with respect to the Collateral, all costs and expenses incurred, including, attorneys’ (both in-house and outside) fees incurred by us, shall be borne and paid for by you, and may, at our option, be charged to your account with us.  Your reimbursement obligations pursuant to this paragraph shall survive termination of this Agreement.

8.4. No delay or failure on our part in exercising any right, privilege, or option hereunder shall operate as a waiver of such or of any other right, privilege, or option, and no waiver, amendment, or modification of any provision of this Agreement shall be valid, unless in a writing signed by us and then only to the extent therein stated.  Should any provision of this Agreement be prohibited by or invalid under applicable law, the validity of the remaining provisions shall not be affected thereby.  Unless otherwise specifically provided in this Agreement, any notices, requests, demands or other communications permitted or required to be given under this Agreement shall be in writing and shall be sent by facsimile, hand delivery or by a nationally recognized overnight delivery service, to the addresses and facsimile numbers of the parties set forth below (or to such other address or facsimile number as a party may hereafter designate by a notice to the other that complies with this section) and shall be deemed given (a) in the case of a notice sent by facsimile, when received by the recipient if the sending party receives a confirmation of delivery from its own facsimile machine;  and (b) in the case of a notice that is hand delivered or sent by such overnight courier, when delivered (provided that the sending party retains a confirmation of delivery).  Any notice which, pursuant to the terms hereof must be sent by you by certified or registered mail shall be deemed given and effective when received by us.

If to us	If to you
Rosenthal & Rosenthal, Inc. 1370 Broadway New York NY 10018 Attn: David Flaxman, Esq., with a copy to J. Michael Stanley Facsimile: (212) 356-0989	SouthPeak Interactive, L.L.C. 2900 Polo Parkway Midlothian, VA 23113

8.5 The headings used herein are intended to be for convenience of reference only and shall not define or limit the scope, extent or intent or otherwise affect the meaning of any portion hereof.

9.	Payments:

9.1. All remittances obtained by you against Receivables will be received in trust for us, and you will turn over to us the identical remittances as speedily as possible; provided, however, that nothing herein authorizes you to collect Receivables.  You constitute us, or any other entity or person whom we may designate, as your attorney in fact at your own cost and expense to exercise, at any time, all or any of the following powers which, being coupled with an interest, shall be irrevocable until this Agreement has been terminated and you have fully and indefeasibly paid and discharged all Obligations (a) to sign and/or endorse your name on all remittances and all papers, bills of lading, receipts, instruments and documents relating to the Receivables and the transactions between us; (b) to deposit any checks or other remittances received relating to the Receivables regardless of notations or conditions placed thereon by your customers or deductions reflected thereby and to charge the amount of any such deductions to your account; and (c) to sign your name to any and all documents necessary to cure or eliminate any lack of capacity that we may now or hereafter have, by reason of your acts or omissions, to maintain an action in the courts of any state to enforce payment of Receivables due from Customers located in such state and to file such documents with the appropriate public officials or agencies.

9.2. If any payment or recovery is received from or on behalf of a Customer which is a Customer on both Credit Approved Receivables and CR Receivables, any such payment or recovery may be first applied to the Credit Approved Receivables notwithstanding (i) any notation to the contrary on or with respect thereto; (ii) the payment terms thereof; (iii) the due date thereof; or (iv) whether such payments were made in the ordinary course of business or otherwise.

10.	Security Interest; Financing Statements:

10.1. To secure all of the Obligations, you hereby grant to us a security interest in all of your Accounts, Instruments, Chattel Paper, Documents, Investment property, General Intangibles, Deposit Accounts, Letter of Credit Rights, Inventory, property at any time in our possession, and the Reserves (whether or not any of the foregoing are specifically assigned to us), in each case whether currently owned or hereafter acquired by you and whether now existing or hereafter arising (whether before, during the effectiveness of, or after the termination of this Agreement) and wherever located, any security and guarantees therefor, in any goods or property represented thereby, in all of your books and records relating to the foregoing, and any equipment containing such books and records, in all sums of money at any time to your credit with us, all of your present and future claims against us under or in connection with this Agreement and in all Proceeds. For the avoidance of doubt we shall have no interest in that certain real property owned by you at 2301 Mustang Drive, Grapevine, Texas and 2563 SW Grapevine Parkway, Grapevine Texas. Without in any way limiting the generality of the foregoing, you further sell, and assign to us and grant to us a security interest, in your rights as an unpaid vendor or lienor, all of your rights of stoppage in transit, replevin and reclamation relating thereto, and all of your rights against third parties with respect thereto.  You will cooperate with us in exercising any rights with respect to any of the foregoing.

10.2. You authorize us to file financing statements and any and all other documents that may now or hereafter be provided for by the UCC to reflect and/or perfect any security interest now or hereafter granted by you to us in any of your presently owned or hereafter acquired property.  In the event that any jurisdiction requires a debtor’s signature on such financing statements and/or such other documents, you authorize us to file such financing statements and/or other documents on your behalf as your attorney in fact, which such power being coupled with an interest, shall be irrevocable until this Agreement has been terminated and you have fully and indefeasibly paid and discharged all of the Obligations.

11.	Books and Records/Financial Statements:

We and our representatives shall, at all reasonable times, have the right to examine all of your books and records.  You agree to prepare and furnish to us within sixty (60) days after the close of each of your fiscal quarters, financial statements reviewed and in such form and detail as we may reasonably require.  You also agree to have prepared, and to furnish to us within ninety (90) days after the close of each of your fiscal years, financial statements, in accordance with GAAP, which have been reviewed by an independent certified public accountant satisfactory to us.

12.	Term:

This Agreement shall commence on the date hereof, shall continue for one Contract Period and shall automatically renew at the end of each Contract Period for an additional Contract Period.  Notwithstanding the foregoing, this Agreement may be terminated (i) by us at any time, on not less than sixty (60) days prior written notice to you; or (ii) by you, effective at the end of a Contract Period provided you give us notice in writing, by registered or certified mail, not less than thirty (30) days, and not more than sixty (60) days prior to the expiration of the then effective Contract Period, of your intention to terminate this Agreement as at the end of such Contract Period; or (iii) by you, at any time, upon your written request to us to terminate this Agreement effective as of the date set forth in such request provided that (x) we in our sole discretion agree to such request and (y) you pay to us an Early Termination Fee upon the effective date of such termination (unless your request is solely based upon our having ceased making advances to you altogether such that the amount of your outstanding Obligations to us has become $0).  In the event of a Default, we shall have the right to terminate this Agreement at any time without notice, and you shall owe us an Early Termination Fee calculated as of the date of such termination. The Early Termination Fee shall become automatically due and payable in the event a petition is filed by or against you under any provision of Title 11 of the United States Code. Our rights and the Obligations arising out of transactions having their inception prior to the termination date shall not be affected by any termination or notice thereof, nor shall any transaction which by its terms survives termination.  Any receivable which is a Credit Approved Receivable as of the date of Termination and in respect of which such Credit Approval could not have been withdrawn by us pursuant to Section 2 hereof as of such date of Termination shall remain a Credit Approved Receivable (except to the extent a Dispute thereafter arises with respect thereto) notwithstanding such Termination and our right and obligations in respect thereof shall survive such Termination. Any other Receivable shall automatically become a CR Receivable as of the date of such Termination. Termination of this Agreement shall not become effective in respect of the liens and security interests granted to us hereunder until you have fully and indefeasibly paid and discharged all Obligations, and until such time, you shall continue to furnish confirmatory assignments and  schedules of Receivables to us and deliver and pay over to us all Proceeds in respect thereof.  After the giving of any notice of termination hereunder and until the full liquidation of your account and the indefeasible payment in full of all Obligations, you shall not be entitled to receive any equities or payments from us, to the extent we are obligated to make payments to you under this Agreement.  From and after the effective date of termination, all amounts charged or chargeable to your account hereunder, and all other Obligations, shall become immediately due and payable without further notice or demand.

13.	Governing Laws/Jury Trial Waiver/Jurisdiction/Venue and Miscellaneous Provisions:

This Agreement is deemed made in the State of New York and shall be governed, interpreted and construed in accordance with the laws of the State of New York, applicable to contracts made and to be performed within such state. No modification, waiver or discharge of this Agreement shall be binding upon us unless in writing and signed by us.  Our failure, at any time, to exercise any right or remedy hereunder, shall not constitute a waiver on our part with respect to such right or remedy, nor shall such failure preclude us from exercising the same or any other right or remedy at any subsequent time.  If any taxes are imposed upon us, or if we shall be required to withhold or pay any tax or penalty because of or in connection with any transactions between us under this Agreement, you shall indemnify us and hold us harmless in respect thereof.  This Agreement embodies our entire agreement as to the subject matter hereof and supersedes all prior agreements (whether oral or written) as to the subject matter hereof.  TRIAL BY JURY IS HEREBY WAIVED BY EACH OF US IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF US AGAINST THE OTHER ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE RELATIONSHIP CREATED HEREBY (WHETHER SOUNDING IN TORT OR CONTRACT).  YOU HEREBY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK (OR THE CIVIL COURT OF THE CITY OF NEW YORK IF SUCH MATTERS BE WITHIN ITS JURISDICTION), AND OF ANY FEDERAL COURT IN SUCH STATE, IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR A DETERMINATION OF ANY DISPUTE AS TO ANY SUCH MATTERS.  IN CONNECTION THEREWITH, YOU HEREBY WAIVE PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS AND AGREE THAT SERVICE THEREOF MAY BE MADE BY REGISTERED OR CERTIFIED MAIL DIRECTED TO YOU AT YOUR ADDRESS SET FORTH ABOVE, OR SUCH OTHER ADDRESS AS SHALL HAVE PREVIOUSLY BEEN COMMUNICATED TO US BY REGISTERED OR CERTIFIED MAIL.  WITHIN THIRTY DAYS AFTER SUCH MAILING, YOU SHALL APPEAR OR ANSWER TO SUCH SUMMONS, COMPLAINT OR OTHER PROCESS.  SHOULD YOU FAIL TO APPEAR OR ANSWER WITHIN SAID THIRTY DAY PERIOD, YOU SHALL BE DEEMED IN DEFAULT AND JUIDGMENT MAY BE ENTERED BY US AGAINST YOU FOR THE AMOUNT AS DEMANDED IN ANY SUMMONS, COMPLAINT OR OTHER PROCESS SO SERVED.  In the event we shall retain attorneys for the purpose of enforcing the performance, payment or collection of any of the Obligations, then and in that event you agree to pay the fees of such attorneys, plus any and all expenses and disbursements incurred in connection therewith and/or incidental thereto.  Our books and records shall be admissible as prima facie evidence of the status of the account between us.  The use of “including” or “include” means “including (or “include”), without limitation.”  The use of “or” means “and/or” if the context so permits or requires.  The term “satisfactory to us” as used herein shall mean “satisfactory to us in our sole and absolute discretion”. You will not seek advice or counsel from us or any of our representatives with respect to the management or operation of your business and if you deem such advice or counsel to have been offered, directly or indirectly, you will evaluate it and act or decline to act upon it based upon your own analysis and/or the advice or counsel of your own independent expert(s) or consultant(s).  You agree that there is no fiduciary relationship between us or our representatives and you or any other entity, affiliated or controlled by you, and that you will not seek or attempt to establish any such fiduciary relationship.  You hereby expressly waive any right to assert, now or in the future, that there was or is a fiduciary relationship between you and us and/or our representatives in any action, proceeding or claim for damages. If any provision of this Agreement shall for any reason be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.  This Agreement shall be binding upon and inure to the benefit of each of us and our respective heirs, executors, administrators, successors and assigns, provided, however, that you may not assign this Agreement or your rights hereunder without our prior written consent.

14.	Definitions:

As used in this Agreement, these terms shall have the following meanings which shall be applicable to both the singular and plural forms of such terms.

“Accounts” shall have the meaning set forth in Article 9 of the UCC.

“Affiliate” of a Person shall mean any entity controlling, controlled by, or under common control with, the Person and the term “controlling” and such variations thereof shall mean ownership of a majority of the voting power of a Person, or the contractual power to control such Person’s affairs.

“Agreement” shall mean this Factoring Agreement, as amended, modified or supplemented.

“Availability under a Credit Line” shall mean the unused amount of a Credit Line, unless otherwise suspended by us at any time (e.g., when Receivables due from the Customer under a Credit Line are a certain number of days past due) and communicated to you in writing or by such electronic means as may be designated by us to you.

“Bank” shall mean JPMorgan Chase Bank or any successor thereto.

“Base Commission” shall have the meaning set forth in Section 6.1 hereof.

“Business Day” shall mean a day on which we and major banks in New York City are open for the regular transaction of business.

“Chattel Paper” shall have the meaning set forth in Article 9 of the UCC.

“Collateral” shall mean any property or rights in property whenever arising which now or hereafter secure any of the Obligations.

“Contract Period” shall mean (i) the consecutive 19 period following the last day of the month in which the Effective Date falls; and  (ii) each consecutive 12 month period thereafter.

“Credit Approval” shall mean either (i) a notice from us to you, in writing or by such electronic means as may be designated by us, that we have approved all or a portion of an Order; or (ii) Availability under a Credit Line.

“Credit Approved Receivable” shall mean a Receivable for which we have assumed the Credit Risk.

“Credit Line” shall mean a line of credit, established by us and communicated from time to time to you in writing or by such electronic means as may be designated by us to you, granting approval for sales by you, or rendition of services by you to a Customer, billed at a specified location or locations, up to a specified aggregate available amount.

 “Credit Risk” shall mean the risk of loss resulting from a Customer’s failure to pay a Credit Approved Receivable on the due date solely because of the Customer’s financial inability to make such payment.

“CR Receivable” shall mean any Receivable which is not a Credit Approved Receivable.

“Customer” shall mean any Person obligated on a Receivable.

“Default” shall mean the occurrence of any of the following events: (1.) nonpayment when due of any amount payable on any of the Obligations; (2.) failure to perform any agreement or meet any obligation in this Agreement or in any agreement out of which any of the Obligations arose (provided that to the extent that such an event or occurrence consists of your failure to take, do or perform an act or action other than making a payment to us when due, then such failure shall not constitute a Default if no other Default has occurred and if such act or action is taken, done or performed by you within 5 Business Days after your receipt of written notice from us that the act or action is required to be taken, done or performed by you and has not been taken, done or performed); (3.) breach or failure to continue to be true and accurate in all material respects of any covenants, representation, warranty or agreement whenever made by you to us, whether pursuant to this Agreement or otherwise; (4.) default by you in repayment, when due, of any indebtedness now or hereafter owed for monies borrowed from anyone other than us (unless the Person to whom such payment is owed has agreed to a subordination to us, on terms satisfactory to us, of all such payments, and a standstill of all of their rights and remedies with respect thereto, until such time as this Agreement has been terminated and the Obligations to us have been indefeasibly paid in full); (5.) any statement, or warranty of yours made orally or in writing or in any other writing in or in connection with this Agreement or statement at any time furnished or made by you to us is untrue in any respect as of the date furnished or made; (6.) suspension of the operation of your business; (7.) any Obligor becomes insolvent or unable to pay debts as they mature (provided that with respect to all of the Obligors other than you and Terry Phillips, the foregoing shall be determined on a consolidated basis), makes an assignment for the benefit of creditors, or a proceeding is instituted by or against any Obligor alleging that such Obligor is insolvent or unable to pay debts as they mature, or a petition under any provision of Title 11 of the United States Code, as amended, is brought by or against any Obligor; (8.) death of any Obligor who was a natural person, or death or withdrawal of any partner of any Obligor which is a partnership, or death or withdrawal of any member or any Obligor which is a limited liability company, or dissolution, merger or consolidation of any Obligor which is a corporation or limited liability company (unless, with respect to any of the foregoing pertaining to the death of any individual, a replacement therefor satisfactory to us is provided within 30 days, it being understood and agreed that during such time, notwithstanding any requirement under the law or otherwise that we exercise good faith in exercising our discretion to make advances to you at any time, we shall not be required to make any advances to you and shall not be subject to any such good faith requirements during such time), (9.) sale, transfer or exchange, either directly or indirectly, of a controlling interest resulting in a change of control in your membership or Southpeak Interactive Corporation’s stock; (10.) termination or withdrawal of any guaranty of the Obligations or failure of a Person who has executed such a guaranty, to provide to us, no later than 5 days following the anniversary of the Effective Date in each year, a financial statement, signed by such Person, that is satisfactory to us as to form and that reflects, as of such anniversary of such Effective Date, a tangible net worth that is not less than 75% of the tangible net worth shown on the last financial statement provided to us by such Person (provided that other than with respect to your equity and Terry Phillips’ tangible net worth, the foregoing shall be determined on a consolidated basis for all other Obligors, and further provided that with respect to determining your equity, any of your debt subordinated to us on terms satisfactory to us, shall be excluded from your liabilities); (11.) appointment of a receiver for any collateral pledged for the Obligations or for any of your property, or the property of any Obligor, in which we have an interest; (12.) the Pension Benefit Guaranty Corporation shall commence proceedings under Section 4042 of the Employee Retirement Income Security Act of 1974 (ERISA) to terminate any of your employee pension benefit plans; (13.) any litigation shall be commenced against you that could reasonably be expected to have a material adverse effect on your business; (14.) we, in good faith, deem the prospect of your payment or performance of the Obligations to have been impaired; or (15.) we, in good faith, deem ourselves insecure.

“Default Rate” shall mean the rate which is three percent (3%) per annum in excess of the Overadvance Rate ..

“Deposit Account” shall have the meaning set forth in Article 9 of the UCC

“Deposit Date” shall mean with respect to a payment of a Receivable from or on behalf of a Customer, (i) in the case of a payment that is received by a banking institution and deposited into our account with it (x) prior to 12:00 noon on any day the date such banking institution makes such deposit into our account; (y) after 12:00 noon on any day, the following Business Day; and (ii) in all other cases, the Business Day following the date that the payment is actually received by us.

“Dispute” shall mean  (i) any dispute, claim, offset, defense, counterclaim or any other reason (including, merchandise returns) or no reason for nonpayment of or any refusal to pay all or a portion of any receivable other than a customer’s financial inability to pay, regardless of whether the same is in an amount greater than, equal to or less than the Receivable concerned, whether bona fide or not, and regardless of whether the same, in part or whole, relates to an unpaid Receivable or any other Receivable; and (ii) or the payment of all or part of a Receivable by the Customer obligated thereon, to a Person other than us, and an act of God, force majeure, the acts of restraint of public authorities whether domestic or foreign, civil strife, war or currency restrictions or fluctuations resulting in nonpayment of all or any portion of any Receivable.

“Documents” shall have the meaning set forth in Article 9 of the UCC.

“Effective Date” shall mean the date specified on the upper right portion of the first page of this Agreement.

“Early Termination Fee” shall mean the amount that you and we agree will compensate us for the damages we will sustain if this contract is terminated by you prior to the end of a Contract Period or by us due to a Default by you or automatically as the result of the filing by or against you of a petition under any provision of Title 11 of the United States Code.  The Early Termination Fee, which you and we have agreed represents a reasonable approximation of the amount of such damages (due to the impossibility of calculating such amount in advance), shall be equal to, whichever is greater, (i) 100% of the average of all fees and charges payable by you to us under Sections 6.1, 6.2, 6.3,  and 7.3 of this Agreement each month during the portion of the then current Contract Period that had elapsed prior to the date of such termination or filing of such petition, multiplied by the number of whole or partial calendar months remaining during the unexpired portion of such Contract Period; or (ii) the minimum factoring commission pursuant to Section 6.3 hereof, for the then current Contract Period (less the amount of all commissions actually already paid by you pursuant to such section during such Contract Period), it being understood that the Early Termination Fee is in lieu of the payment of any minimum aggregate Base Commission for the unexpired portion of the then current Contract Period.

 “Eligible Receivables” shall mean, at the time of the calculation thereof all Receivables less (i) any Receivables subject to a Dispute, (ii) any CR Receivables, (iii) any Receivables owing from a Customer whose total obligations to you exceed fifty percent (50%) of all Eligible Receivables; and (iv) any Receivables which we in our sole discretion deem not to be Eligible Receivables.

“GAAP” shall mean generally accepted accounting principles in the United States of America as in effect from time to time as set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board which are applicable to the circumstances as of the date of the determination consistently applied.

“General Intangibles” shall have the meaning set forth in Article 9 of the UCC (and shall include tradenames, trademarks, tradestyles, service marks, copyrights and patents and all your rights and claims against us hereunder or otherwise).

“Guarantor” shall mean any Person, other than you, liable primarily or secondarily, directly or indirectly, on any of the Obligations.

“Instruments” shall have the meaning set forth in Article 9 of the UCC.

“Interest Rate” shall mean the greater of (i) the Prime Rate plus 1.5% per annum; or (ii) 6.5% per annum. Any change in the Interest Rate shall be effective as of the date of any change in the Prime Rate.

“Inventory” shall have the meaning set forth in Article 9 of the UCC.

“Investment Property” shall have the meaning set forth in Article 9 of the UCC.

 “Letter of Credit Rights” shall have the meaning set forth in Article 9 of the UCC.

"Net Amount of Eligible Receivables" shall mean the Net Amount of Receivables for all Eligible Receivables.

 “Net Amount of Receivables” shall mean the gross amount of Receivables, less maximum discount, less returns, less credits or allowances of any nature at any time issued, owing, granted or outstanding, and less also our commission as set forth herein.

“Obligations” shall mean all obligations, advances, liabilities and indebtedness of you or your Affiliates to us or any of our Affiliates, however evidenced, arising under this Agreement, under any other or supplemental financing provided to you or an Affiliate, or independent hereof or thereof, whether now existing or incurred from time to time hereafter and whether before or after termination hereof, absolute or contingent, joint or several, matured or unmatured, direct or indirect, primary or secondary, liquidated or unliquidated, and whether arising directly or indirectly or acquired from others (whether acquired outright, by assignment, unconditionally or as collateral security from another and including, participations or interest obligations to others), and including, all of our charges, commissions, fees, interest, expenses, costs and attorneys’ fees chargeable to you in connection therewith, and all of your obligations to us as an indemnitor pursuant to the terms of this Agreement.

“Obligor” shall mean you and each other Person (including, any Guarantor or direct or indirect provider of collateral) primarily or secondarily, directly or indirectly, liable on, or providing collateral for, any of the Obligations.

“Order” shall mean any purchase order or equivalent document for the sale by you of goods or the rendition by you of services.

“Overadvance Rate” shall mean the rate which is three percent (3%) per annum in excess of the Interest Rate as adjusted pursuant to Section 7.3 hereof.

“Payment Date” with respect to a Receivable shall mean the date which is 5 Business Days after the Deposit Date thereof.

“Permitted Lien” shall mean (i) security interests in certain assets of you in favor of your shareholders, who currently have such security interests to secure the repayment of indebtedness owned to them by you, which are currently in the aggregate principal amount of $950,000 with agreements to increase such aggregate principal amounts to up to $2,000,000, provided that such liens must be subordinated to any and all liens now or hereafter in our favor and subject to a standstill of all remedies, and the payment of such indebtedness must be subordinated to the payment of any and all amounts now or hereafter owing to us, and (ii) any other lien or security interest to which we have specifically consented in writing, subject to any limitation set forth in such writing.

“Person” shall mean any individual, sole proprietorship, partnership, joint venture, trust, non-registered organization, association, corporation, Limited Liability Company, government or any subdivision, agency or political subdivision thereof or any other entity.

“Prime Rate” shall mean the rate of interest from time to time publicly announced in New York City by the Bank as its prime rate.  The Prime Rate may not be the lowest or best rate charged by the Bank.

“Proceeds” shall mean all proceeds (as set forth in Article 9 of the UCC), products, rents and profits of or from any and all of the Collateral and, to the extent not otherwise included in the foregoing; (i) all payments under any insurance, indemnity, warranty or guaranty with respect to any of the collateral, (ii) all payments in connection with any requisition, condemnation, seizure or forfeiture with respect to any of the Collateral, (iii) all claims and rights to recover for any past, present or future infringement or dilution of or injury to any Collateral; and (iv) all other amounts from time to time paid or payable under or with respect to any of the Collateral, including licensing and royalty fees.

“Receivable Availability” shall have the meaning set forth in Section 7.2 hereof.

 “Receivables” shall mean all Accounts, Instruments, Chattel Paper, Documents, Investment Property and General Intangibles arising from your sales of Inventory or performance of services (other than as a result of inter-company receivables, cash-in-advance payments of receivables and amounts do to you for the licensing of any rights to third parties), and the Proceeds thereof, and all Supporting Obligations, whether now existing or hereafter created.

“Reserves” shall mean any set asides, reductions or reserves which we may establish, from time to time, in our sole option and in our sole discretion in connection with any financial accommodations which we may make available to you in connection with this Agreement.

“Special Account Schedule” shall mean a schedule issued, from time to time, listing thereon surcharge commissions applicable to Receivables owing from the Customers listed thereon.

“Standard Examiner Rate” shall mean the per diem rate per examiner established by us from time to time.  The Standard Examiner Rate on the date hereof is $850.

“Supporting Obligations” shall have the meaning set forth in Article 9 of the UCC.

“UCC” shall mean the Uniform Commercial Code as the same may be in effect (subject to revision, from time to time) in the State of New York.

YOU ACKNOWLEDGE THAT WE HAVE ADVISED YOU TO CONSULT WITH AN ATTORNEY PRIOR TO YOUR EXECUTION OF THIS AGREEMENT.

ROSENTHAL & ROSENTHAL, INC.

By:______________________
Name:  J. Michael Stanley
Title:    Managing Director

AGREED:

SOUTHPEAK INTERACTIVE, L.L.C.

By:	SOUTHPEAK INTERACTIVE CORPORATION, Sole Member/Manager

By:______________________
Name: Terry Phillips
Title: Chairman

SouthPeak Secures New $10 Million Line of Credit

MIDLOTHIAN, VA – July 14, 2010 – SouthPeak Interactive Corporation (OTC Bulletin Board: SOPK) today announced that it has secured a $10.0 million asset-based line of credit through February 28, 2012 with Rosenthal & Rosenthal, Inc., a leading privately held financial services and factoring firm. Under the terms of the factoring agreement, the amount is subject to increase up to an additional $3.0 million if SouthPeak’s stockholders’ equity increases. The new credit facility increases and replaces the Company’s previous $8.0 million revolving line of credit with SunTrust Banks, Inc.

Pursuant to the new factoring agreement with Rosenthal & Rosenthal, SouthPeak repaid in full its aforementioned SunTrust revolving credit line, which was collateralized by gross accounts receivable, personal guarantees, and a pledge of personal securities and assets by two Company shareholders, one of whom is the Company’s Chairman, and certain other affiliates.

“Securing this additional credit provides us with greater financial flexibility and presents a clear message to our investors that we are confident of our business prospects and growth opportunities over the near- and long-term,” said Terry Phillips, SouthPeak’s Chairman of the Board. “We continue to execute on our growth strategy to introduce new games that build our extensive portfolio. Our popular titles provide us with a significant opportunity to enhance our portfolio as well as enter new high-growth categories and expand our digital reach to further increase our brand equity.”

About SouthPeak Interactive Corporation

SouthPeak Interactive Corporation develops and publishes interactive entertainment software for all current hardware platforms including: Xbox 360® videogame and entertainment system from Microsoft, PlayStation®3 computer entertainment system, PSP® (PlayStation® Portable) system, PlayStation®2 computer entertainment system, Wii™, Nintendo DS™, iPhone and Windows PC. SouthPeak's games cover all major genres including action/adventure, role-playing, strategy, racing, puzzle, sports and edutainment. SouthPeak's products are sold in retail outlets in North America, South and Central America, Europe, Australia and Asia. SouthPeak is headquartered in Midlothian, Virginia, and has offices in Grapevine, Texas and Leicester, England.

SouthPeak’s extensive portfolio of over 60 interactive entertainment games spans a variety of platforms and genres including RPG, simulation, FPS, sports, strategy, puzzle and fighting.

For additional information, please visit SouthPeak’s corporate website: www.southpeakgames.com